April 25, 2006

Mail Stop 4561

Charles L. McNew
President and Chief Executive Officer
Halifax Corporation
5250 Cherokee Avenue
Alexandria, VA 22312

Re:	Halifax Corporation
		Registration Statement on Form S-3
      Filed March 31, 2006
		File No. 333-132901

		Annual Report on Form 10-K for March 31, 2005
		Filed July 14, 2005
		File No. 1-8964

Dear Mr. McNew:

      We have limited our review of your filings to that issues we have addressed in our comments. We think you should revise your documents in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Shareholders, page 15
1. You disclose that you will supplement your prospectus to identify selling shareholders. Please be advised that Halifax must disclose all known selling shareholders at the time of effectiveness. Only registrants who are eligible to register primary offerings on Form S-
3 pursuant to General Instruction I.B.1 to Form S-3 are permitted by
Rule 430B to refer to unnamed selling shareholders in a generic manner by identifying the initial transaction and then identifying them after effectiveness as permitted by General Instruction II.G. to
Form S-3.  Please revise.

Exhibit 5.1, Legal Opinion
2. Please confirm that your opinion covers all applicable provisions of the Constitution of the Commonwealth of Virginia and reported judicial decisions of state courts interpreting these laws.
Please
see Item VIII(A)(14) of the Current Issues Release of November 14,
2000.

Form 10-K
Item 9A. Controls and Procedures, page 64
3. In future filings, please ensure that your "conclusions" paragraph either includes the full definition of "disclosure controls and procedures" as set forth in Rule 13a-15(e) of the Securities Exchange
Act of 1934 or you reference the rule definition itself. Please confirm that for purposes of your effectiveness conclusion in this 10-K that your reference to disclosure controls and procedures encompassed the full definition.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director

CC:	Jane K. Storero
	Blank Rome LLP
	One Logan Square
	Philadelphia, PA 19103-6998
	Facsimile no.: (215) 832-5488